December 28, 2006

Mr. John Hunter
01333 SW Pomona Street
Portland, Oregon 97219

Re: Offer of employment with Reading International, Inc.

Dear John,

I am pleased to confirm our conversation and offer you a senior executive position with Reading International, Inc. on the following terms:

Position:	Chief Operating Officer of Reading International, Inc. and President of all Reading International, Inc subsidiaries in New Zealand and Australia.

Start Date:	January 2007

Base Salary:
An amount equal to Three Hundred and Fifty Thousand Dollars ($350,000 USD) paid bi-weekly per company policy, plus a lump sum payment equal to Fifty Thousand Dollars ($50,000 USD) paid at calendar year end for a total Base Salary of Four Hundred Thousand ($400,000 USD) per annum.

Bonus:
You will be eligible to receive incentive compensation, in addition to your Base Salary, from time to time, at the sole discretion of the CEO and, depending on the particular circumstances, the Board of Directors. The Company has awarded bonuses in the past to senior management when it was determined that they had performed beyond the level of their existing compensation program.

Pension Benefit:
A lump sum vested Pension Benefit shall be earned in the amount and on the anniversary dates listed below. Vested Pension Benefits will be paid to you in a lump sum on the date you cease employment at Reading International, Inc.

Anniversary	Amount
Fourth	$400,000 USD
Eight	$800,000 USD
Tenth	$1,000,000 USD
Thirteenth	$2,000,000 USD

Restricted Stock:
You will receive a grant of One Hundred Thousand Dollars ($100,000 USD) worth of restricted Class A Nonvoting Common Stock on the first date of your employment with the Company and an additional grant of One Hundred Thousand Dollars ($100,000 USD) worth of restricted Class A Nonvoting Common Stock on the first anniversary date of your employment with the Company. Each award of stock shall have a two year vesting period (50% vested at 12 months from date of grant and 100% vested 24 months from date of grant).

Vacation:	Per company policy (plus an additional week subject to the approval of the CEO)

Sick/Personal Time:	Per company policy.

Fringe Benefits:
You shall be entitled to any other Fringe Benefits provided to employees of the company, per company policy and in no event shall such other Fringe Benefits provided to you be less than any such benefit offered to any other senior executive with the company (except the CEO). Notwithstanding the foregoing, some executives have been provided with a car allowance (generally in lieu of a salary increase) and you will not be eligible for this benefit at this time. Also, you may participate in the Company 401K plan but you will not receive the Company match as you have a separate pension benefit not available to other executives. Should you terminate your employment with the Company prior to the first vesting date (fourth anniversary of your employment) for your Pension Benefit, whatever benefits you would have been eligible for, you will receive from the Company.

Severance:
In the event your employment with the company is terminated by the company for any reason, you will receive Severance in an amount equal to your annual Base Salary (in addition to any other amounts due to you from the company) should the termination date fall prior to your vesting in the Pension Benefit in the 4th year. Thereafter, Severance will be limited to 50% of your annual Base Salary (plus any other amounts due to you from the company).

If the above terms reflect our understanding, please sign below and return a copy of this letter to my attention. This letter will serve as the basis of our agreement until a more formal employment agreement is completed. I look forward to your joining our company.

Sincerely,

James J. Cotter	Agreed & Accepted:
Chairman, CEO & President
Reading International, Inc.	John Hunter